Exhibit 99.3

Explanatory report

of the General Partner

on information according to Sec. 289 para. 4, Sec. 315 para. 4 of the German Commercial Code

The information contained in the management report to the group financial statements and the separate financial statements of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2014 according to Sec. 289 para. 4, Sec. 315 para. 4 of the German Commercial Code are explained as follows:

Share capital held by the Company’s shareholders (excluding treasury shares held by the Company) at December 31, 2014 totals approximately € 304 million, divided into 303,555,300 non-par bearer shares, each arithmetically representing € 1 of the share capital.

The total of non-par bearer shares include 65,620 shares issued to Company employees in 2014 in conjunction with a corporate agreement and which are subject to a two-year holding period. The Company also holds 7,548,951 treasury shares acquired on the basis of the authorization — granted at the Company’s Annual General Meeting on May 12, 2011 — to acquire treasury shares during the period from May 20, 2013 to August 14, 2013. Voting rights may not be exercised on treasury shares. The treasury shares were acquired on the stock exchange via the XETRA trading system. All of the treasury shares acquired on this basis — corresponding to a par value of approximately € 8 million or 2.43 % of share capital — were still held by the Company as at December 31, 2014. Including treasury shares, the Company’s share capital therefore amounted to € 311 million as of December 31, 2014, divided into 311,104,251 shares. The acquired treasury shares will only be used to reduce the Company’s share capital (by cancellation of the relevant shares) or to service employee incentive plans.

The rights of the shareholders are governed by the German Stock Corporation Act (AktG) and the Company’s Articles of Association. This stipulates that each share shall be entitled to one vote at the Company’s General Meeting.

The General Partner, Fresenius Medical Care Management AG, is responsible for managing and representing the Company. The General Partner does not participate in the profit or loss or net assets of the Company. The General Partner’s management authority also encompasses exceptional management measures. The right of the shareholders to consent to such measures at the General Meeting is excluded. Vis-à-vis the General Partner, the Company is represented by its Supervisory Board.

The General Partner will cease to be General Partner of the Company if and when all shares in the General Partner are no longer held directly or indirectly by one party, which at the same time must hold, directly or indirectly by means of a controlled company as defined by § 17 (1) AktG, more than 25% of the Company’s share capital. This does not apply if all the shares of the General Partner are held directly or indirectly by the Company. Additionally, the General Partner will cease to be the Company’s General Partner if the shares in the General Partner are acquired by another person

•                                         who does not at the same time acquire shares of the Company in the amount of more than 25 % of the Company’s share capital or

Fresenius Medical Care AG & Co. KGaA, 61346 Bad Homburg, Germany, T +49 6172 609-0, F +49 6172 609-2422

Registered Office and Commercial Register: Hof an der Saale, HRB 4019

Chairman of Supervisory Board: Dr. Gerd Krick

General Partner: Fresenius Medical Care Management AG

Registered Office and Commercial Register: Hof an der Saale, HRB 3894

Management Board: Rice Powell (Chairman), Michael Brosnan, Roberto Fusté, Ronald Kuerbitz, Dr. Olaf Schermeier
Kent Wanzek, Dominik Wehner

Chairman of Supervisory Board: Dr. Ulf M. Schneider

Bank Account: Commerzbank AG, Frankfurt/Main, IBAN: DE23 5008 0000 0711 6731 00, SWIFT/BIC: DRES DE FF 501

•                                         who has not, within three months after the effectiveness of such acquisition, submitted a voluntary or mandatory takeover offer to the Company’s shareholders according to the rules of the German Takeover Act (WpÜG); the fair consideration offered to the shareholders must also reflect the consideration which the purchasers pay for the share in the General Partner, if the amount for such consideration is above the amount of its equity capital.

The other grounds for withdrawal as provided by the law remain unaffected with respect to the General Partner.

As at December 31, 2014, Fresenius SE & Co. KGaA, Bad Homburg v.d. Höhe, Germany, holds 94,380,382 ordinary shares of the Company and thus 30.34% of the Company’s capital. After deduction of treasury shares held by the Company in accordance with § 16 (2) sentence 2 AktG, Fresenius SE & Co. KGaA holds 31.09 % of the Company’s share capital with voting rights.

The appointment and removal of members of the Management Board of the General Partner are governed by § 84 and § 85 AktG. Changes in the Articles of Association must be made in accordance with § 179 AktG in conjunction with § 133 AktG. The Articles of Association entitle the Company’s Supervisory Board, without resolution of the General Meeting, to make amendments to the Articles of Association which concern only its wording.

The General Partner is entitled, subject to approval by the Supervisory Board, to increase the Company’s share capital as follows in accordance with the resolutions passed by the shareholders’ at the General Meeting:

•                                         authorization, in the period up to May 10, 2015 to increase, on one or more occasions, the Company’s share capital by up to a total of € 35 million by issuing new bearer ordinary shares in return for cash contributions (Authorized Capital 2010/I).

•                                         authorization, in the period up to May 10, 2015 to increase, on one or more occasions, the Company’s share capital by up to a total of € 25 million by issuing new bearer ordinary shares in return for non-cash contributions (Authorized Capital 2010/II).

In both cases, the General Partner is entitled, under certain circumstances and with the approval of the Supervisory Board, to decide on the exclusion of shareholders’ pre-emption rights.

In addition to the above, the following conditional capitals are in place:

•                                         The Company’s share capital is conditionally increased by up to € 3,588 million. This conditional increase in capital will only be carried out to the extent that convertible bonds were issued in accordance with the International Employee Participation Scheme in accordance with the shareholders’ resolutions taken on May 23 2001, May 15, 2007 and May 16, 2013 and the holders of such convertible bonds exercise their conversion rights.

•                                         The Company’s share capital is conditionally increased by of up to € 5,771 million. This conditional share capital increase will only be carried out to the extent that options were issued in accordance with the Stock Option Plan 2006 based on the shareholders’ resolutions taken on May 9, 2006 and May 15, 2007, the holders of such options exercise their rights and the Company does not issue any own (treasury) shares to settle the options; in the case of options issued to members of the Managing Board of the General Partner, its Supervisory Board shall be responsible.

•                                         The Company’s share capital is conditionally increased by up to € 12,000 million. This conditional share capital increase will only be carried out to the extent that options were issued in accordance with the Stock Option Plan 2011 based on the shareholders’ resolution taken on May 12, 2011, the holders of such options exercise their rights and the Company does not issue any own (treasury) shares to settle the options; in the case of options issued to members of the Managing Board of the General Partner, its Supervisory Board shall be responsible.

A change of control resulting from a takeover offer could, under certain circumstances, have an impact on a number of the Company’s long-term financing arrangements with change of control clauses, in particular the Credit Agreement 2012, the loan notes, the equity-neutral convertible bond and the receivables sale program. These change of control clauses, which are customary for the market, give creditors the right to terminate agreements early or call for early repayment of outstanding amounts in the event of a change of control. The right to terminate in some cases only exists, however, if the change of control involves the Company’s rating or the corresponding financing instrument being downgraded.

Hof an der Saale, April 2015

Fresenius Medical Care AG & Co. KGaA

represented by Fresenius Medical Care Management AG
as General Partner

signed Rice Powell	signed Michael Brosnan
Member of the Management Board	Member of the Management Board